Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

September 16, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Assistant Director

Re:	Violin Memory, Inc.
Registration Statement on Form S-1 (File No. 333-190823)

Dear Ms. Jacobs:

Violin Memory, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated September 12, 2013. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff four marked copies of the registration statement on Form S-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement as filed with the Commission on August 26, 2013. All page number references contained in the Registrant’s responses below correspond to the page numbers in the Registration Statement publicly filed on the date hereof.

Summary Consolidated Financial Data

1.	We note from your disclosure on page 38 that you intend to use a portion of the offering proceeds to repay debt. Please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

www.pillsburylaw.com	704767402v1

September 16, 2013

Response: In response to the Staff’s comment, the Registrant has revised its disclosures on pages 9 and 46.

Consolidated Financial Statements

Note 9. Related-Party Transactions

Toshiba

2.	We note that in July 2013, you signed a development agreement with Toshiba for the development of PCIe cards and the sale of sample cards. Please describe for us, in greater detail, how you will account for the agreement including whether you have one, or more than one, unit of accounting and the revenue recognition methodology you are applying to each unit of accounting. As part of your response, please tell us the authoritative accounting literature you relied upon when determining your accounting.

Response: The Registrant intends to respond to this comment from the Staff under separate cover.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 16, 2013

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Violin Memory, Inc.
Donald G. Basile, President and Chief Executive Officer
Cory Sindelar, Chief Financial Officer

Davis Polk & Wardwell LLP
Alan Denenberg, Esq.

Pillsbury Winthrop Shaw Pittman LLP
Jorge del Calvo, Esq.
Heidi Mayon, Esq.